

13010419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 8 2013

Washington DC 402

SEC FILE NUMBER
8- 49316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G. NIELSEN & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3200 CHERRY CREEK SOUTH DRIVE SUITE 470
(No. and Street)

DENVER	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WAYNE G. NIELSEN   303-830-1515
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE P.C.
(Name – *if individual, state last, first, middle name*)

1125 Seventeenth St., Suite 1450	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>WAYNE G. NIELSEN</u>, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>W.G. NIELSEN & CO.</u>, as of <u>DECEMBER 31, 2012</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations
☒ (d) Statement of Changes in Cash Flows
☒ (e) Statement of Changes in Stockholder's Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2012

W.G. NIELSEN & CO.
ANNUAL AUDITED REPORT
FORM X-17A-5 PART III
DECEMBER 31, 2012

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT AUDITOR'S REPORT

The Stockholder and Director
W.G. Nielsen & Co.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of W.G. Nielsen & Co. (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

CAUSEY

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.G. Nielsen & Co. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 25, 2013

W.G. NIELSEN & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents	$	699,484
Accounts receivable-trade, net of allowance of $0		16,965
Property and equipment:		
Office furniture and equipment		131,119
Leasehold improvements		25,022
		156,141
Less accumulated depreciation		(127,883)
Net property and equipment		28,258
Prepaid expenses and other assets		19,838
Deferred income tax asset (Note 5)		176,200
	$	940,745

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and other accrued expenses	$	459,785
Accrued commissions and payroll expenses		7,384
Accrued retirement plan expense (Note 7)		110,094
Income taxes payable (Note 5)		162,386
Due to related party (Note 3)		7,242
Deferred rent liability		26,522
Deferred revenue		10,500
Total liabilities		783,913
Commitments (Notes 4 and 7)		
Stockholder's equity:		
Common stock, $.01 par value; 100,000 shares authorized,		
1,000 shares issued and outstanding		10
Additional paid-in capital		399,287
Accumulated deficit		(242,465)
Total stockholder's equity		156,832
	$	940,745

See accompanying notes.

3

W.G. NIELSEN & CO.
STATEMENT OF INCOME
For the Year Ended December 31, 2012

Revenues:	
Consulting and financial advisory fees (Note 6)	$ 5,721,210
Interest and other	3,439
	5,724,649
Expenses:	
Salaries and payroll taxes	1,083,756
Commissions and finder fees	4,039,002
General and administration (Notes 3, 4 & 7)	571,735
Depreciation and amortization	6,315
Registration and regulatory fees	16,928
	5,717,736
Income before provision for income taxes	6,913
Provision for income taxes (Note 5):	
Current income tax expense	(162,386)
Deferred income tax benefit	157,700
	(4,686)
Net income	$ 2,227

W.G. NIELSEN & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common stock		Additional paid-in capital	(Accumulated deficit)	Total
	Shares	Amount			
Balance, December 31, 2011	1,000	$ 10	$ 359,313	$ (244,692)	$ 114,631
Capital contributions	-	-	39,974	-	39,974
Net income for the year ended December 31, 2012	-	-	-	2,227	2,227
Balance, December 31, 2012	1,000	$ 10	$ 399,287	$ (242,465)	$ 156,832

W.G. NIELSEN & CO.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	2,227
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization		6,315
Deferred income taxes		(157,700)
Changes in assets and liabilities:		
Accounts receivable		21,748
Prepaid expenses		(2,710)
Accounts payable and accrued expenses		563,049
Income taxes payable		162,386
Deferred revenue		10,500
Deferred rent liability		2,072
Total adjustments		605,660
Net cash provided by operating activities		607,887
Cash flows from investing activities:		
Purchase of property and equipment		(26,270)
Net cash used in investing activities		(26,270)
Cash flows from financing activities:		
Capital contributions		39,974
Net cash provided by financing activities		39,974
Net increase in cash and cash equivalents		621,591
Cash and cash equivalents at the beginning of the year		77,893
Cash and cash equivalents at end of year	$	699,484

1. <u>Organization and summary of significant accounting policies</u>

Organization:

W.G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company has claimed an exemption from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable:

The Company provides an allowance for doubtful collections which is based upon a review of outstanding receivables and historical collections information. Accounts receivables are charged off in the period they are deemed uncollectible. Recoveries of previously charged off are recorded when received. Recoveries of receivables previously charged off are recorded when received. Receivables due greater than 90 days amounted to $0 at December 31, 2012.

Revenue:

The Company recognizes revenues for services when the services are performed and are billable.

Advertising costs:

The Company expenses the cost of advertising as incurred. Advertising expense was $13,009 for the year ended December 31, 2012.

1. <u>Organization and summary of significant accounting policies (continued)</u>

Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally accounts receivable and cash. The Company's cash is held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2012 and at various times throughout the year ended December 31, 2012, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Marketable securities owned:

Marketable securities owned are valued at market value.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation on office and equipment is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years. Amortization of leasehold improvements is provided by the straight-line method over the shorter of the estimated useful life of the related assets or the lease term.

Investments:

Investments in common stock of non-controlled entities are recorded at cost and amounted to $2,700 at December 31, 2012. During the year ended December 31, 2012, these investments were not evaluated for impairment. The fair values of the investments are not estimated because there have been no identified events or changes in circumstances that have an adverse effect on the fair value and it is not practicable to estimate fair value.

Income taxes:

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and applying enacted statutory tax rates in effect. Interest and penalties, if any, are recorded in income tax expense on the statement of income.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

W.G. NIELSEN & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $86,552 which was $34,291 in excess of its required net capital of $52,261. The Company had aggregate indebtedness in the amount of $783,913, therefore, its net capital ratio was 9.06 to 1 at December 31, 2012.

3. Related party transactions

During the year ended December 31, 2012, the Company paid consulting expenses in the amount of $30,000 to a company related to the sole shareholder.

At December 31, 2012, the Company had a payable to the sole shareholder in the amount of $7,242.

4. Commitments

The Company leases office space, equipment, and an automobile under non-cancelable operating leases. Total rental expense was $104,136 for the year ended December 31, 2012.

The total minimum rental commitments at December 31, 2012 are as follows:

Year ending December 31,	Amount
2013	$ 105,459
2014	102,690
2015	106,170
2016	109,651
	$ 423,970

5. Income taxes

Income tax expense consists of the following for the year ended December 31, 2012:

Current tax expense	$ 162,386
Deferred tax benefit	(157,700)
Income tax expense	$ 4,686

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax asset relate primarily to differences in property and equipment and the use of the cash method of accounting for tax purposes. The total provision differs from the amount that would be obtained by applying the federal statutory rate of 34% to

5. Income taxes (continued)

income before taxes primarily because no tax benefit has been provided for nondeductible expenses and the current and deferred provisions each consider the effect of graduated rates. In 2012, the Company utilized net operating losses of approximately $68,000. At December 31, 2012, the resulting net operating loss carryforward that is available to offset future taxable income is approximately $0. Deferred tax assets and liabilities at December 31, 2012 consist of the following:

Deferred tax assets	$ 183,100
Deferred tax liabilities	(6,900)
	$ 176,200

The Company is subject to accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2009. The Company is no longer subject to Colorado income tax examinations for years prior to 2008.

6. Major customer

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2012.

Customer #1	36.6%
Customer #2	36.1%

7. Profit sharing plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six year period. Effective January 1, 2005 the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $250,000 in 2012. Safe Harbor non-elective contributions into the plan totaled $25,550 for the year ended December 31, 2012. The Company made a discretionary employer profit sharing contribution to the Plan for 2012 in the amount of $55,080.

8. <u>Subsequent events</u>

The Company has evaluated events subsequent to December 31, 2012 through February 25, 2013, which is the date the financial statements were available to be issued. There are no material events noted in this period which would impact the results reflected in this report.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Schedule I
W.G. NIELSEN & CO.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

NET CAPITAL

Total stockholder's equity	$	156,832
Add allowable credits:		
Income tax liability on income accrued directly related to non-allowed assets		161,113
Deduct non-allowable assets:		
Accounts receivable - non-allowable		(9,765)
Office furniture and equipment, net of accumulated depreciation		(28,258)
Prepaids and other assets		(17,138)
Deferred income tax asset		(176,200)
Net Capital before securities haircut		86,584
Haircut on securities		(32)
Net capital	$	86,552

AGGREGATE INDEBTEDNESS

Total liabilities	$	783,913
Total aggregate indebtedness	$	783,913

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	52,261
Excess net capital	$	34,291
Ratio: Aggregate indebtedness to net capital		9.06

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	545,626
Net audit adjustments		(459,074)
Net capital per above	$	86,552

SCHEDULE II
W.G. NIELSEN & CO.
As of December 31, 2012

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption is claimed from the provisions of rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(i). The Company participates in direct placements only and does not hold cash or securities for the account of customers. Consequently, it qualifies for the exemption from the provision of the SEC rule and Schedules II, III, and IV of FOCUS Form X-17A-5, Part III are not required.

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Director
W.G. Nielsen & Co.

In planning and performing our audit of the financial statements and supplemental schedules of W.G. Nielsen & Co. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

CAUSEY

permit the preparation of financial statements in conformity generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatement on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it to management and those charged with governance on February 25, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore P.C.

CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 25, 2013

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

The Stockholder and Director
W.G. Nielsen & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by W.G. Nielsen & Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating W.G. Nielsen & Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). W.G. Nielsen & Co.'s management is responsible for W.G. Nielsen & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared for the Company's Focus filings, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared for the Company's Focus filings supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties,

Denver, Colorado
February 25, 2013

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

CAUSEY

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 049316   FINRA   DEC
> W G NIELSEN & CO   18*18
> 3200 CHERRY CREEK DRIVE SOUTH
> STE 470
> DENVER CO 80209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A.   General Assessment (item 2e from page 2) $ _9,064_____

    B.   Less payment made with SIPC-6 filed (**exclude interest**)   (_5,316_____)

         _8/1/12_____
            Date Paid

    C.   Less prior overpayment applied   (_____)

    D.   Assessment balance due or (overpayment)   _____

    E.   Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F.   Total assessment balance and interest due (or overpayment carried forward) $_____

    G.   PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ _3,748_____

    H.   Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W. G. Nielsen and Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _21_ day of _February_, 20_13_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____

Exceptions:

Disposition of exceptions:

Documentation _____

Forward Copy _____

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DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _5,724,622_

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Finders _Fee for Asset Sale ($2,095,426)_ $2,098,837
    (Deductions in excess of $100,000 require documentation)

Reimbursed expenses ($3,411)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions $2,098,837

2d. SIPC Net Operating Revenues $ _3,625,785_

2e. General Assessment @ .0025 $ _9,064_
        (to page 1, line 2.A.)

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